Exhibit (a)(1)(U)

Form of Email Notice Confirming Rejection of Eligible Options

From:	Sarah Sardella
Subject:	Notice of Rejection of Eligible Options
To:	Eligible Participant
Date:	November 17, 2022

Thank you for submitting your Election Form pursuant to the Offer to Exchange Eligible Options for New Restricted Stock Units, dated October 19, 2022 (the “Offer Documents”). With this letter, we are notifying you that TCR2 Therapeutics Inc. (“TCR2”) has rejected for exchange the options listed on your Election Form.

Accordingly, your options will remain outstanding and subject to their original terms. For additional information regarding the rejection of your options for exchange, please contact AskHR@tcr2.com.

Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Exchange Offer documents.